SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of August, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Notification of voting rights pursuant to Art. 25a, Sec. 1 WpHG We received the following notification pursuant to Art. 25a, Sec. 1 WpHG on July 31, 2015:

1. Listed company:
AIXTRON SE
Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier:
UBS Group AG, Zurich, Switzerland

3. Triggering event:
Exceeding Threshold

4. Threshold(s) crossed or reached:
10%

5. Date at which the threshold is crossed or reached:
28.07.2015

6. Total amount of voting rights:
10.08% (equals 11362031 voting rights)
calculated from the following total number of voting rights issued:
112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG:
3.64% (equals 4099643 voting rights)

thereof held indirectly: 3.64%
(equals 4099643 voting rights)

Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG:
1.10% (equals 1237211 voting rights)

thereof held indirectly:
1.10% (equals 1237211 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG:
5.35% (equals 6025177 voting rights)

8. Detailed information on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:

Chain of controlled undertakings:
UBS AG

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 29.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Physically
Settled Short PUT Option
Maturity:
Expiration date: 18.12.2015

Furthermore, we received the following notification pursuant to Art. 25a, Sec. 1 WpHG on July 31, 2015:

1. Listed company:
AIXTRON SE
Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier:
UBS AG, Zurich, Switzerland

3. Triggering event:
Exceeding Threshold

4. Threshold(s) crossed or reached:
10%

5. Date at which the threshold is crossed or reached:
28.07.2015

6. Total amount of voting rights:
10.08% (equals 11362031 voting rights)
calculated from the following total number of voting rights issued:
112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG:
3.64% (equals 4099643 voting rights)
thereof held indirectly:
0% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG:
1.10% (equals 1237211 voting rights)
thereof held indirectly:
0.44% (equals 500416 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG:
5.35% (equals 6025177 voting rights)

8. Detailed information on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG:

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 29.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Physically
Settled Short PUT Option
Maturity:
Expiration date: 18.12.2015

Furthermore, on July 31, 2015, UBS Group AG, Zurich, Switzerland has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 5% threshold of the Voting Rights on July 29, 2015 and on that day amounted to 4.72% (this corresponds to 5315065 Voting Rights). 4.72% of Voting Rights (this corresponds to 5315065 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 1 of the WpHG (German Securities Trading Act). Attributed Voting Rights are held by the following companies under its control, whose share of the Voting Rights in AIXTRON SE amounts to 3 percent or more: UBS AG.

Furthermore, on July 31, 2015, UBS AG, Zurich, Switzerland has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 5% threshold of the Voting Rights on July 29, 2015 and on that day amounted to 4.72% (this corresponds to 5315065 Voting Rights). 1.08% of Voting Rights (this corresponds to 1219803 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 1 of the WpHG (German Securities Trading Act).

Furthermore, we received the following notification pursuant to Art. 25a,
Sec. 1 WpHG on July 31, 2015:

1. Listed company:
AIXTRON SE
Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier:
UBS Group AG, Zurich, Switzerland

3. Triggering event:
Falling below threshold

4. Threshold(s) crossed or reached:
10%

5. Date at which the threshold is crossed or reached:
29.07.2015

6. Total amount of voting rights:
9.77% (equals 11013942 voting rights)
calculated from the following total number of voting rights issued:
112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG:
3.65% (equals 4112572 voting rights)
thereof held indirectly:
3.65% (equals 4112572 voting rights)

Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG:
1.41% (equals 1586305 voting rights)
thereof held indirectly:
1.41% (equals 1586305 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG:
4.72% (equals 5315065 voting rights)

8. Detailed information on financial/other instruments pursuant to Art.
25a, Sec. 1 WpHG:

Chain of controlled undertakings:
UBS AG

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 29.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Physically
Settled Short PUT Option
Maturity:
Expiration date: 18.12.2015

Furthermore, we received the following notification pursuant to Art. 25a,
Sec. 1 WpHG on July 31, 2015:

1. Listed company:
AIXTRON SE
Dornkaulstraße 2, 52134 Herzogenrath, Germany

2. Notifier:
UBS AG, Zurich, Switzerland

3. Triggering event:
Falling below threshold

4. Threshold(s) crossed or reached:
10%

5. Date at which the threshold is crossed or reached:
29.07.2015

6. Total amount of voting rights:
9.77% (equals 11013942 voting rights)
calculated from the following total number of voting rights issued:
112715180

7. Detailed information on the voting rights proportion:

Voting rights proportion based on financial/other instruments pursuant to
Art. 25a, Sec. 1 WpHG:
3.65% (equals 4112572 voting rights)
thereof held indirectly:
0% (equals 0 voting rights)

Voting rights proportion based on financial/other instruments pursuant to
Art. 25 WpHG:
1.41% (equals 1586305 voting rights)
thereof held indirectly:
0.16% (equals 178311 voting rights)

Voting rights pursuant to Art. 21, 22 WpHG:
4.72% (equals 5315065 voting rights)

8. Detailed information on financial/other instruments pursuant to Art.
25a, Sec. 1 WpHG:

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 06.06.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 30.09.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 20.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 13.07.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 01.08.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 29.09.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 03.11.2017

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 16.01.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 05.02.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.03.2018

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 02.12.2016

ISIN or name/description of the financial/other instrument: Equity Swap
Maturity:
Expiration date: 19.07.2017

ISIN or name/description of the financial/other instrument: Physically
Settled Short PUT Option
Maturity:
Expiration date: 18.12.2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	August 5, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO